

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

Via Email
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 21, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 7, 2014**
> **Response Letter Dated March 3, 2014**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Consolidated Statements of Cash Flows, page 7

1. You indicate in your response to comment 1 in our letter dated February 25, 2014 as it relates to the $400 million of 3% Senior Convertible Notes ("Notes") issued in November 2013 that the amount recorded as debt was $336.6 million and the amount allocated to equity was $63.4 million. We note the financing activity section of your consolidated statements of cash flows reflects "Discount on convertible debt allocated to additional paid-in capital." Please tell us whether the amount shown for this line item reflects a portion of the cash flows associated with these Notes or otherwise advise.

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page 14

2.   Please address the following in connection with the information you provided in response to comment 1 in our letter dated February 25, 2014:

- Please provide us with your two-step analysis under FASB ASC 815-40-15-7 concerning your determination that the conversion feature and the "fundamental change" provision are indexed to your own stock.

- You state in your response that you believe your "instrument exhibits all of the characteristics of Traditional Convertible Debt with a Cash Conversion feature." You also state that the cash conversion feature can be settled either in cash, shares of common stock, or a combination of cash and shares of common stock. Please tell us whether the number of shares or the amount of cash could change for any reason (other than as a result of standard antidilution provisions).

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director